

July 25, 2014

<u>Via E-mail</u>
Mr. Anthony Passmore
Chief Executive Officer
X-Treme Investments, Inc.
1401 West Fort Street
No. 311082
Detroit, MI 48231

> **Re:** **X-Treme Investments**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed July 3, 2014**
> **File No. 333-190573**

Dear Mr. Passmore:

We have reviewed Amendment No. 3 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 2 of our letter dated May 13, 2014 and the revised disclosure that you will not acquire any companies where you will become a majority owner. Please explain how you would acquire a company but not become the majority owner.

Capitalization, page 18

2. We note your response to comment 4 and your revised disclosure. We continue to believe that your presentation of pro forma capitalization is not appropriate since your offering is being conducted on a self-underwritten basis (i.e., no firm commitment from an

underwriter) and on a best efforts basis with no minimum number of shares to be sold. Accordingly, please revise to remove your presentation of pro forma capitalization.

Exhibit 5.1

3.   Please have counsel revise the opinion to opine as to whether the shares will be legally issued, fully paid, and non-assessable. Please refer to Staff Legal Bulletin 19 for guidance.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Jorge Bonilla at (202)551-3414 or Jessica Barberich, Assistant Chief Accountant, at (202)551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3386 with any other questions.

                                        Sincerely,

                                        /s/ Duc Dang

                                        Duc Dang
                                        Senior Counsel

cc: Laura Anthony, Esq.
        via facsimile